# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NAPLES SOAP COMPANY, INC., CIK 0001398172
CUSIP: 3621M4107
Title of class of securities: COMMON STOCK, Par Value $.001 per share
Address of issuer's principal executive offices: 14601 Jetport Loop Suite 180,, Fort Myers, Florida (FL), 33913
Date of event which requires filing of this statement: 06/04/2026
Filed by CIK 0002147082
Persons authorized to receive notices and communications: Roger S. Passarella,, 2920 West Gulf Drive,, Sanibel, Florida (FL), 33957, 732-895-4188

## Reporting persons
- Roger Passarella Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 85,100; shared voting power 0; sole dispositive power 85,100; shared dispositive power 0; aggregate amount beneficially owned 85,100 (3.78% of the class)
- Austin Lehman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 13,450; shared voting power 0; sole dispositive power 13,450; shared dispositive power 0; aggregate amount beneficially owned 13,450 (0.6% of the class)
- Avery Lehman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 13,417; shared voting power 0; sole dispositive power 13,417; shared dispositive power 0; aggregate amount beneficially owned 13,417 (0.6% of the class)
- Clare Passarella Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 1,985; shared voting power 0; sole dispositive power 1,985; shared dispositive power 0; aggregate amount beneficially owned 1,985 (0.09% of the class)
- Susan Passarella: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 279; shared voting power 0; sole dispositive power 279; shared dispositive power 0; aggregate amount beneficially owned 279 (0.01% of the class)
- Roger S. Passarella (CIK 0002147082): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 85,100; shared voting power 29,131; sole dispositive power 85,100; shared dispositive power 29,131; aggregate amount beneficially owned 114,231 (5.08% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, Par Value $.001 per share
Name of issuer: NAPLES SOAP COMPANY, INC.
Address of issuer's principal executive offices: 14601 Jetport Loop Suite 180,, Fort Myers, Florida (FL), 33913

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly by Roger S. Passarella, the Roger Passarella Revocable Trust, Austin Lehman, Avery Lehman, the Clare Passarella Trust, and Susan Passarella (collectively, the "Reporting Persons"). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each of the Reporting Persons is a member of a "group" within the meaning of Section 13(d)(3) of the Exchange Act.
Residence or business address:
The business address or residence address of each Reporting Person is as follows:

Roger S. Passarella -- 2920 West Gulf Drive, Sanibel, Florida 33957

Roger Passarella Revocable Trust -- 2920 West Gulf Drive, Sanibel, Florida 33957

Austin Lehman -- 1904 Crabtree Lane, Wall Township, New Jersey 09719

Avery Lehman -- 1904 Crabtree Lane, Wall Township, New Jersey 09719

Clare Passarella Trust -- 2920 West Gulf Drive, Sanibel, Florida 33957

Susan Passarella -- 1904 Crabtree Lane, Wall Township, New Jersey 09719
Present principal occupation or employment:
The principal occupation or employment and name of each organization in which such employment is conducted for each Reporting Person is as follows:

Roger S. Passarella -- Retired

Roger Passarella Revocable Trust -- Revocable trust organized under the laws of Florida; the trustee with voting and dispositive power is Roger S. Passarella.

Austin Lehman -- Minor child. Susan Passarella is the mother of Austin Lehman.

Avery Lehman -- Minor child. Susan Passarella is the mother of Avery Lehman.

Clare Passarella Trust -- Trust established for the benefit of the estate of Roger S. Passarella's deceased wife, organized under the laws of Florida; the trustee with voting and dispositive power is Roger S. Passarella.

Susan Passarella -- OB/GYN Doctor
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Roger S. Passarella, Susan Passarella, Austin Lehman, and Avery Lehman are citizens of the United States of America. The Roger Passarella Revocable Trust was organized under the laws of Florida. The Clare Passarella Trust was organized under the laws of Florida.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares of Common Stock held by the Roger Passarella Revocable Trust were acquired using personal funds contributed to the Trust by Roger S. Passarella in open market transactions. The aggregate purchase price for the 85,100 shares of Common Stock held by the Roger Passarella Revocable Trust was approximately $82,000.

The shares of Common Stock held by each of Austin Lehman, Avery Lehman, and the Clare Passarella Trust were acquired using trust funds in open market transactions. The shares of Common Stock held by Susan Passarella were acquired using personal funds in open market transactions. The aggregate purchase price for the 13,450 shares of Common Stock held by Austin Lehman was approximately $19,310. The aggregate purchase price for the 13,417 shares of Common Stock held by Avery Lehman was approximately $18,935. The aggregate purchase price for the 1,985 shares of Common Stock held by the Clare Passarella Trust was approximately $4,760. The aggregate purchase price for the 279 shares of Common Stock held by Susan Passarella was approximately $400.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes. The Reporting Persons believe that the shares represent an attractive investment opportunity.

The Reporting Persons may, from time to time and depending upon market conditions, the business and financial condition of the Issuer, and other factors, acquire additional shares of Common Stock, dispose of all or a portion of the shares of Common Stock beneficially owned by the Reporting Persons, or engage in any combination thereof, in each case in the open market, in privately negotiated transactions, or otherwise.

The Reporting Persons may engage in discussions with management, the Board of Directors, other shareholders, or third parties regarding the business, operations, governance, management, strategy, or future direction of the Issuer, including discussions regarding the Reporting Persons or their affiliates becoming members of the Issuer's Board of Directors.

The Reporting Persons reserve the right to change their plans at any time depending upon market conditions, the business and financial condition of the Issuer, availability of shares at prices that would make the purchase or sale of shares desirable, actions taken by the Board of Directors of the Issuer, and other factors, including general economic and stock market conditions. The Reporting Persons may formulate other plans or proposals to the extent deemed advisable or take other actions with respect to their investment in the Issuer.

Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following sets forth information regarding the beneficial ownership of Common Stock by each Reporting Person as of the date hereof, based on 2,248,752 shares of Common Stock outstanding:

Roger Passarella Revocable Trust: 85,100 shares (approximately 3.78%)

Austin Lehman: 13,450 shares (approximately 0.60%)

Clare Passarella Trust: 1,985 shares (approximately 0.09%)

Susan Passarella: 279 shares (approximately 0.01%)

Roger S. Passarella may be deemed the beneficial owner of up to 114,231 shares of Common Stock (approximately 5.08%) by virtue of his control of the Roger Passarella Revocable Trust (of which he is trustee), the Clare Passarella Trust (of which he is trustee) and his family relationships with the other Reporting Persons.

The aggregate percentage beneficially owned by the Reporting Persons is calculated based on 2,248,752 shares of Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: By virtue of his control of the Roger Passarella Revocable Trust (of which he is trustee), the Clare Passarella Trust (of which he is trustee), and his family relationships with the other Reporting Persons, Roger S. Passarella may be deemed to share the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of the securities held by the Reporting Persons.
Transactions in the class effected during the past sixty days:
Except as set forth below, none of the Reporting Persons has effected any transactions in the shares of Common Stock during the past sixty (60) days. The following transactions were effected in the open market:

Since June 10, 2026, the Roger Passarella Revocable Trust purchased an aggregate of 8,000 shares of Common Stock in the following transactions: (i) 2,000 shares on June 10, 2026 at a purchase price of $1.78 per share; (ii) 1,000 shares on June 10, 2026 at a purchase price of $2.01 per share; (iii) 1,000 shares on June 11, 2026 at a purchase price of $1.85 per share; (iv) 2,000 shares on June 15, 2026 at a purchase price of $1.82 per share; (v) 1,000 shares on June 16, 2026 at a purchase price of $1.81 per share; (vi) 500 shares on June 16, 2026 at a purchase price of $1.93 per share; and (vii) 500 shares on June 17, 2026 at a purchase price of $2.00 per share.

Since June 10, 2026, the Clare Passarella Trust purchased an aggregate of 1,985 shares of Common Stock in the following transactions: (i) 405 shares on June 11, 2026 at a purchase price of $1.82 per share; (ii) 500 shares on June 15, 2026 at a purchase price of $1.94 per share; (iii) 380 shares on June 23, 2026 at a purchase price of $2.44 per share; (iv) 300 shares on June 29, 2026 at a purchase price of $2.90 per share; (v) 100 shares on July 1, 2026 at a purchase price of $2.94 per share; and (vi) 300 shares on July 6, 2026 at a purchase price of $3.10 per share.

Since June 10, 2026, Susan Passarella purchased 144 shares of Common Stock on June 10, 2026 at a purchase price of $1.99 per share.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than the Joint Filing Agreement described in Item 7 and filed as an exhibit hereto (which relates solely to the joint filing of this Schedule 13D pursuant to Rule 13d-1(k)(1) under the Exchange Act and not to the voting or disposition of any securities), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer. There is no formal agreement among the group members with respect to the voting or disposition of the shares, except that, one or more members of the group may from time to time act in concert regarding the voting or disposition of their shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement dated August 7, 2026

## Signatures
- Roger Passarella Revocable Trust: /s/ Roger S. Passarella, Roger S. Passarella/Trustee (08/10/2026)
- Austin Lehman: /s/ Susan Passarella, Susan Passarella, as parent and natural guardian of Austin Lehman, a minor child (08/10/2026)
- Avery Lehman: /s/ Susan Passarella, Susan Passarella, as parent and natural guardian of Avery Lehman, a minor child (08/10/2026)
- Clare Passarella Trust: /s/ Roger S. Passarella, Roger S. Passarella/Trustee (08/10/2026)
- Susan Passarella: /s/ Susan Passarella, : Susan Passarella, individually (08/10/2026)
- Roger S. Passarella: /s/ Roger S. Passarella, Roger S. Passarella, individually (08/10/2026)